May 28, 2009
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C. 20549-4561

Re:	Sybase Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on February 27, 2009
File No. 001-16493
Dear Ms. Collins:
This responds to your letter dated April 29, 2009 regarding certain items in the above-referenced documents filed by Sybase, Inc. (“Sybase” or the “Company”) with the Securities and Exchange Commission (the “Staff”). For ease of reference, we have set forth each of your comments in full preceding the Company’s responses.
Form 10-K Filed on April 29, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 41
1.	There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g. product development and engineering, general and administrative, etc.) Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835.
In instances where the consolidated financial statements reveal material changes from year to year in one or more line items the Company describes the causes for the changes to the extent it believes necessary to an understanding of the Company’s business as a whole.
As discussed in SEC Release 33-6835 in instances where such changes diverge from changes in related line items of the financial statements and the Company believes additional discussion is necessary to an understanding of the Company’s business, the identification and quantification of the extent of contribution of two or more factors to a change is generally provided. Where applicable these factors include other unusual or infrequent events or transactions that materially affected the amount of reported income from continuing operations. In future annual filings the Company will continue to quantify sources that contribute to material changes.
Liquidity & Capital Resources, page 50
2.	We note your disclosures on page 51 where you indicate that management periodically evaluates whether funds not permanently reinvested can be repatriated based on local country operating needs, foreign governmental and regulatory controls, and/or dividend restrictions. Please tell us the amount of such funds that were restricted from repatriation at December 31, 2008 and tell us how your consideration to include this information in your liquidity discussion.
For the Company’s foreign subsidiaries with material cash in excess of their working capital needs, the primary legal restriction on repatriation was a limitation based on their equity as reported under that country’s statutory financial reporting rules. Generally, the Company estimates the amount of this legal restriction limiting repatriation to be the amount by which a foreign subsidiary’s equity reported under U.S. GAAP (and therefore considered by management for repatriation), exceeds its equity reported under statutory reporting rules and therefore the amount of earnings that are not legally distributable. We estimated this legal restriction to be approximately $3 million as of December 31, 2008. We did not consider this amount to be material for further comment in our liquidity discussion.
Contractual Obligations, page 53
3.	We note your disclosures on page 54 where you indicate that the Company has long-term liabilities related to FIN 48 contingencies of approximately $32 million, which are not included in your contractual obligations table as you cannot reasonably estimate the timing of settlements with the taxing authorities. Please reconcile this information to the $64.7 million of unrecognized tax benefits as disclosed in Note 8 and tell us why your disclosures regarding the Company’s contractual obligations do not address all of your FIN 48 liabilities.
Unrecognized tax benefits totaled $64.7 million at December 31, 2008. A summary of this total is as follows (in millions):

FIN 48 Contingencies:
Current liabilities	$13.3
Long-term liabilities	$32.1

Subtotal	45.4
Tax credit carry forward contingencies netted against deferred tax assets	19.3

Unrecognized tax benefits	$64.7

Liabilities related to the Company’s FIN 48 contingencies for uncertain tax positions claimed and expected to be claimed in tax returns filed and to be filed through December 31, 2008 totaled $45.4 million at December 31, 2008. Of this total, those liabilities considered reasonably payable within the next 12 months totaled $13.3 million and were a component of the $17.6 million accrued income taxes total. Those liabilities considered reasonably payable after 12 months totaled $32.1 million and were included in long-term tax liabilities. Both such amounts are disclosed in Contractual Obligations Part I, Item 7 of the Form 10-K.
FIN 48 contingencies for uncertain tax positions relating primarily to tax credit carryforwards expected to be claimed in tax returns for years after December 31, 2008 totaled $19.3 million at December 31, 2008. In accordance with FIN 48, Paragraph 17, such contingencies are recorded as a reduction in deferred tax assets. Therefore, we did not consider a discussion of this amount as part of our contractual obligations as of December 31, 2008.
Note One: Summary of Significant Accounting Policies
Revenue Recognition, page 71
4.	We note that fees from license sold together with consulting services are generally recognized upon shipment provided certain criteria are met. Please tell us how you determine VSOE for consulting services in these multiple element arrangements. In this regard tell us if the rates for such services vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2.
In accordance with paragraph 10 of SOP 97-2, the Company has established VSOE of fair value (“VSOE”) with respect to its consulting services based on the hourly price charged when the elements are sold separately. The Company separately determines VSOE of fair value for government and non-government consulting service customers. The Company’s approach includes determining that a substantial majority of consulting service transactions are priced within a reasonably narrow range. The Company has defined a “substantial majority” and a “reasonably narrow range” as the point where approximately 80 percent of the transactions are priced within a range of plus or minus 15 percent from the midpoint of the range.
The Company performs the analysis on a quarterly basis by selecting a sample of all separate sales of its consulting services during the current quarter and combining the results with similar analysis performed on the trailing three quarters to evaluate the percentage of transactions that fall within the plus or minus 15 percent range over a rolling 12 month period. The Company’s assertion that it has established VSOE for its consulting services is supported by statistics which show that approximately 80 percent of the Company’s consulting services transactions fell within a plus or minus 15 percent range.

5.	We also note that in certain circumstances, fees from licenses sold together with consulting services are recognized using the percentage of completion method of accounting. Tell us the amount of revenues recognized from these arrangements for each period presented.
Total revenues recognized from arrangements using the percentage of completion method of accounting were $2.0 million, $1.6 million and $1.9 million in 2008, 2007 and 2006 respectively.
Net Income Per Share, page 73
6.	We note your disclosure on page 73 where you indicate that the average price of the Company’s stock did not exceed the conversion price of the Notes in the fourth quarter of 2008 and accordingly, the computation of diluted earnings per share for fiscal 2008 excludes the dilutive effect of the Company’s convertible debt. Tell how you considered the guidance in footnote 18 of SFAS 128 in computing the year-to-date dilutive earnings per share for fiscal 2008. In this regard we note from your response to our prior comment 3 of your letter dated December 12, 2008 that for the periods ended March 31, June 30 and September 30, 2008 contingently issuable shares included in dilutive earnings per share totaled 950,306, 4,050,130 and 4,742,721, respectively. Please explain further why the year-to-date computations did not included the weighted average of the contingent shares for the interim periods in which they were included.
The Company has reconsidered its calculation of the effect of its convertible subordinated debt on fully diluted earnings per share for the year to date period ended December 31, 2008 including the guidance in paragraphs 30 and 32 of SFAS 128, Footnote 18 of SFAS 128 and EITF 04-8. The Company has revised its calculation and believes the fully diluted earnings per share amount for the year to date period ended December 31, 2008 is $1.59. Initially, the Company had calculated such amount to be $1.64. In addition, the Company has revised its calculation and believes the fully diluted earnings per share amount for the year to date period ended June 30, 2008 is $0.63, or $0.01 higher than previously computed. Similarly, the Company has revised its calculation and believes the fully diluted earnings per share amount for the year to date period ended September 30, 2008 is $1.03, or $0.02 higher than previously computed. The Company also reperformed its calculation of year to date fully diluted earnings per share for all other periods subsequent to the issuance of the convertible debt instrument and noted there were no other differences from amounts initially computed. As the differences noted above are not material to the reported diluted earnings per share amounts, the Company will apply the appropriate calculations in accordance with footnote 18 of SFAS 128 prospectively and not revise its previous filings.

Note Eleven: Business Combinations, page 102
7.	We note from your disclosures on page 102 that the Company’s basis for determining the allocation of the purchase price for certain acquisitions included consideration of a valuation prepared by an independent third-party appraiser. We further note that the Company also considered this independent appraiser’s valuation methodology in determining the appropriate useful life of the intangible assets acquired. Please describe, in greater detail, the nature and extent of the third party appraiser’s involvement in the determination of the purchase price allocation and the useful life of the acquired intangibles and tell us how you considered the guidance in Rule 436 (b) of Regulation C regarding the reference to this specialist. Please see question 141.02 of our Compliance and Disclosure Interpretations related to Exchange Act 8-K at http://www.sec.gov/divsions/corpfin/guidance/8-kinterp.htm for guidance. In this regard we note that you appear to have current registration statements that incorporate by reference your Form 10-K.
In the case of all material acquisitions the Company has engaged outside valuation experts to assist management in determining the purchase price allocation and the useful life of acquired intangible assets. The valuation engagement requires management to provide the valuation expert with certain key assumptions and operational cash flows and financial forecasts based on product roadmaps, interviews with product marketing and engineering management and other data as applicable. In addition management gained and an understanding of the 3rd party valuation methodology and how the Company’s assumptions are used in their model and deemed it reasonable. The Company believes its disclosure is consistent with the guidance provided in http://www.sec.gov/divsions/corpfin/guidance. Such guidance states:
“...On the other hand, if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant...”
Item 9A. Controls and Procedures, page 108
8.	We note your disclosures that based on an evaluation of your disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officers concluded that your disclosure controls and procedures “were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer, to allow timely decisions regarding required disclosure. In this regard, if your conclusions concerning the effectiveness of the Company’s disclosure controls and procedures refer to the definition of disclosure controls and procedures as indicated in Rule 15(e) of the Exchange Act, then you should either provide the entire definition or alternatively, you may conclude that your disclosure controls and procedures were “effective” of “ineffective” without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e) .
In the Form 10-K filing for the fiscal year ended December 31, 2008 filed on February 27, 2009 the Company stated:
An evaluation was performed under the supervision and participation of our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures at March 31, 2009 were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the timeframe specified in Securities and Exchange Commission rules and forms.
The Company intended readers to infer from this statement that its officers concluded the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is accumulated and communicated to management, including the Company’s chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. However, we recognize alternative language could further clarify this inference. To that end, the Company adjusted the language in the Form 10-Q filing for the three month period ended March 31, 2009 filed on May 8, 2009 Item 4: Controls and Procedures; Evaluation of Disclosure Controls and Procedures
The last sentence was revised to state:
Our management, including our CEO and CFO, also concluded our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.
In future quarterly and annual filings the Company expects to continue using the revised language.
In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (925) 236-5000 if you have any questions regarding any of the Company’s responses.
Sincerely,
/s/ Jeffrey G. Ross
Jeffrey G. Ross
Senior Vice President and CFO
Sybase, Inc.